FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   11 May 2005


                                     O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 and NTL TV-to-Mobile Trial sent to the London Stock Exchange on 11 May 2005 press release

PR0512

                 O2 AND NTL BROADCAST REVEAL FIRST CHANNELS FOR
                               TV-TO-MOBILE TRIAL


Released: 11 May 2005

O2 and NTL Broadcast today revealed the first batch of channels to be part of their line-up for the forthcoming Oxford mobile TV trial, including Cartoon Network, CNN, Discovery Channel, Sky Sports News and Sky Travel. The six-month trial - which marks a UK first - begins performance testing in July prior to roll out to 350 O2 customers early in September 2005.

BSkyB, Chart Show TV, Discovery Networks Europe, Shorts International and Turner Broadcasting will be among the organisations providing 16 television channels to be received by O2 customers in the Oxford area using the new Nokia 7710 handset. Designed to test and showcase the televisual capabilities of the next generation of mobile phones, the trial will look at how people choose to catch up on their favourite TV shows, watch the latest music videos and keep up to date with the news and sport when on the move.

The six-month trial will use the DVB-H broadcast transmission standard, specially designed for handheld reception. With its low battery power consumption and robust reception, DVB-H allows an efficient 'one-to-many' method of delivering TV content in a way that complements the one-to-one video streaming which is already possible via GPRS and 3G networks. To enable a commercial service to be launched in the UK, Ofcom will need to license spectrum, and the results of the trial are seen as valuable in proving ongoing consumer interest.

Dave Williams, O2's chief technology officer, said: "We see this trial as a key way to understand how to provide mobile users with a useful and entertaining service whilst out and about. It will give us invaluable insight into how to structure the service offering for consumers, and, because of this, popular and well-known content is crucial to the trial's success. We believe that mobile broadcast TV has the potential to sit alongside our existing customer services based on GPRS (2.5G) and 3G mobile data networks. Mobile broadcast TV aims to be a cost effective method for transmitting high quality content from one source to multiple customers whereas 3G is ideal for providing bespoke content to users."

Terry Howard, head of media business development at NTL Broadcast, said: "We have had overwhelming interest in involvement from across the broadcast and media sector and we're delighted to be able to welcome on board the first batch of major broadcasters. We know from our own research that well over half of UK mobile users are very interested in watching their favourite TV programmes on their mobiles, which is why we are aiming to put together such a compelling channel line-up. This trial will give a useful insight into how the new technology performs, and we intend to use that information to inform the broadcasters, mobile operators and Ofcom about the consumer appeal of the service. We look forward to welcoming other channel providers and terrestrial broadcasters on board for the trial."

"We are delighted to be involved in this UK mobile TV trial," said Mark Selby, VP sales music & rich media business programmes, multimedia, Nokia. "Nokia research in this area reveals the strong consumer interest in mobile TV services and, with successful trials conducted elsewhere in the world, we expect mobile TV to be a hugely popular application, driving the mobile entertainment market."

NTL Broadcast is currently building a new broadcast network of eight DVB-H transmitters, using existing structures, to cover 120 square km centred on Oxford that will enable the participants to receive digital television on the move. O2 will soon begin the process of recruiting triallists from the specified catchment area within the Oxford ring road: triallists will be between 18 and 45 years of age, and spend the majority of their day (i.e. live, work or study) in Oxford. Initially, handsets will be provided to all 350 triallists by Nokia - the new 7710 which, for the purposes of the trial, will come with a special DVB-H receiver.

Content partners/Channels announced so far:

   - BSkyB (Sky News, Sky Sports News, Sky Travel)
   - Chart Show Channels Ltd (Chart Show TV)
   - Discovery Networks Europe (Discovery Channel)
   - Shorts International (Shorts TV - a bespoke short film channel)
   - Turner Broadcasting (CNN, Cartoon Network)



                                     -Ends-


O2 plc

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has more than 23 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 24% of total service revenues in the quarter ending 31 December 2004.


O2 contacts

David Nicholas                               Simon Gordon
Director of Communications                   Head of Media Relations
O2 plc                                       O2 plc
david.nicholas@o2.com                        simon.gordon@o2.com
t: +44 (0) 771 575 9176                      t: +44 (0)771 007 0698

O2 press office: 01753 628402

     All O2 Group news releases can be accessed at our web site: www.o2.com


More on (the soon-to-be-renamed) NTL Broadcast:

   - NTL Broadcast has a 50-year history in transmission and has helped pioneer the technologies of the digital age. Formerly a division of ntl Group, NTL Broadcast was sold earlier this year to a consortium led by Macquarie Communications Infrastructure Group. A new name will be announced in June.
   - 22 million UK homes receive ITV, Channel 4 and Five via NTL Broadcast's national transmitter networks. NTL Broadcast also provides transmission for most UK independent radio stations, both analogue and digital.
   - NTL Broadcast provides end-to-end media solutions to the broadcast industry across terrestrial, cable and satellite platforms. This includes satellite uplinking, satellite newsgathering, outside broadcast facilities, programme presentation, play-out and distribution.
   - With a portfolio of over 2300 radio sites across the UK, NTL Broadcast's Wireless Solutions group specialises in shared mobile and cellular network infrastructure, from conventional masts and towers, urban and in-building solutions to access circuits, managed back-haul and core network provision.
   - NTL Broadcast's Public Safety group provides a full range of support services to the UK police, fire, ambulance and other emergency services including design and installation of integrated telecommunications systems, radio system maintenance and fully managed services.
   - Further information can be found at www.ntlbroadcast.com


For more information please contact:

Bruce Randall, NTL Broadcast, Winchester  Hannah Bailey
Tel: +44 (0)1962 822582                   Nelson Bostock Communications
Fax: +44 (0)1962 822374                   Tel: +44 (0)20 7229 4400
email: bruce.randall@ntlbroadcast.com     Fax: +44 (0)20 7792 7411
www.ntlbroadcast.com                      email: hannah.bailey@nelsonbostock.com






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 11 May 2005                          By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary